EXHIBIT 11.1

COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended July 31,		Nine Months Ended July 31,
	2004 (unaudited)	2005 (unaudited)	2004 (unaudited)	2005 (unaudited)

Numerator:
Net (loss) income	$(1,076,927)	$21,087	$(2,998,955)	$803,689

Denominator:
Denominator for basic earnings per share-	13,646,284	13,981,101	13,447,135	13,899,857
weighted-average shares
Effect of dilutive securities:
Employee stock options	—	600,042	—	581,267

Denominator for diluted earnings per share
adjusted weighted-average shares and
assumed conversions	13,646,284	14,581,143	13,447,135	14,481,124

Basic and diluted (loss) earnings per share:
Net basic (loss) earnings per share	$(0.08)	$0.01	$(0.22)	$0.06
Net diluted (loss)earnings per share	$(0.08)	$0.01	$(0.22)	$0.06